As filed with the Securities and Exchange Commission on April 11, 1997
                                                    Registration No. 333-20227


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         GROUND ROUND RESTAURANTS, INC.
             (Exact name of registrant as specified in its charter)

         NEW YORK                                              13-5637682
(State or other jurisdiction                                  I.R.S.Employer
     of incorporation)                                       Identification No.)

                          35 Braintree Hill Office Park
                         Braintree, Massachusetts 02184
                                 (617) 380-3100
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                                DANIEL R. SCOGGIN
                 CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                         GROUND ROUND RESTAURANTS, INC.
                          35 BRAINTREE HILL OFFICE PARK
                         BRAINTREE, MASSACHUSETTS 02184
                                 (617) 380-3100
          (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                 with copies to:
                            Jeffrey S. Tullman, Esq.
                               Kane Kessler, P.C.
                           1350 Avenue of the Americas
                                   26th Floor
                            New York, New York 10019
                                 (212) 541-6222


         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as possible after the effective date of this Registration Statement.

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
Securities Act of 1933, check the following box. /X/............................

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /.........

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /...............................

                  If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box.
/ /.............................................................................

                                          CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------------
         Title of each                                         Proposed                Proposed
           class of                                             maximum                maximum                 Amount of
          securities                      Amount            offering price            aggregate              registration
       to be registered              to be registered         per unit(1)         offering price(1)               fee
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value               4,235,400                $2.32812             $ 9,860,519.40              $2,988.04
$.16 2/3 per share............

Common Stock, par value                 501,500(2)             $2.32812             $ 1,167,552.10              $  353.80
$.16 2/3 per share............

Total Registration Fee........        4,736,900                $2.32812             $11,028,071.50              $3,341.84
--------------------------------------------------------------------------------------------------------------------------------


(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee. The proposed maximum offering price per share and the proposed maximum aggregate offering price are based on the average of the high and low sale prices on January 20, 1997, of the Registrant's Common Stock as reported on the NASDAQ National Market System.

(2) Represents the maximum number of shares of Common Stock as may be issuable upon conversion of certain Convertible Notes issued on September 12, 1996.



         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    SUBJECT TO COMPLETION, DATED     , 1997

                        4,736,900 SHARES OF COMMON STOCK,
                          PAR VALUE $.16-2/3 PER SHARE

                         GROUND ROUND RESTAURANTS, INC.


                  This Prospectus relates to the registration of up to 4,736,900 shares (the "Shares") of Common Stock, par value $.16-2/3 per share (the "Common Stock"), of Ground Round Restaurants, Inc., a New York corporation (the "Company"), which includes the registration of up to 501,500 shares (the "Conversion Shares") of Common Stock issuable upon conversion of certain Convertible Notes (as hereinafter defined), that may be offered for sale from time to time for the account of certain shareholders of the Company listed as selling shareholders under the caption "Selling Shareholders" appearing hereinafter (the "Selling Shareholders"). The Convertible Notes were issued by the Company on September 12, 1996 in transactions exempt from the Registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Company will not receive any of the proceeds from the sale of the Shares. See "Selling Shareholders." The Company's Common Stock is traded on the NASDAQ National Market System ("NASDAQ") under the symbol "GRXR". On April 10, 1997, the last reported sale price of the Common Stock on NASDAQ was $1-1/2 per share.


                  The distribution of Shares of Common Stock by the Selling Shareholders may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market, on the NASDAQ National Market System, or on any exchange on which the Common Stock may then be listed, in negotiated transactions, through the writing of options on shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Shareholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Shareholders also may pledge shares as collateral for margin accounts and such shares could be resold pursuant to the terms of such accounts. See "Selling Shareholders."

                  THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. FOR A DISCUSSION OF CERTAIN MATERIAL RISKS TO BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE SHARES OFFERED HEREBY, SEE "RISK FACTORS", WHICH BEGINS ON PAGE 8.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Prospectus is April __, 1997.

                              AVAILABLE INFORMATION


                  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith is required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and the address of such site is: (http://www.sec.gov). In addition, similar information can be inspected at the NASDAQ National Market, 1735 K. Street, N.W., Washington, D.C. 20006.


                  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus constitutes a part of the Registration Statement but does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Each statement made in this Prospectus concerning a document filed as part of the Registration Statement is qualified in its entirety by reference to such document for a complete statement of its provisions. The Registration Statement may be inspected without charge at the offices of the Commission or copies thereof obtained at prescribed rates from the Public Reference Section of the Commission, at the addresses set forth above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

                  The following documents filed with the Commission pursuant to the Exchange Act are incorporated herein by reference:


         1. The Company's Annual Report on Form 10-K for the year ended September 29, 1996, as amended by the Annual Report on Form 10-K/A filed with the Commission on or about January 24, 1997 and further amended by the Annual Report on Form 10-K/A (Amendment No. 2) filed with the Commission on or about March 17, 1997;


         2.       Quarterly Report on Form 10-Q for the quarter ended December
                  31, 1995;

         3.       Quarterly Report on Form 10-Q for the quarter ended March 31,
                  1996;

         4.       Quarterly Report on Form 10-Q for the quarter ended June 30,
                  1996;


         5.       Quarterly Report on Form 10-Q for the quarter ended December
                  29, 1996;



         6.       Current Report on Form 8-K, dated June 28, 1996;



         7.       Current Report on Form 8-K, dated October 11, 1996;



         8. Proxy Statement dated December 20, 1995, relating to the Special Meeting of Shareholders held on January 23, 1996;



         9. Proxy Statement dated March 20, 1997, relating to the Special Meeting of Shareholders to be held on April 16, 1997; and



        10. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A.


                  All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

                  The Company will provide, without charge to each person, including any beneficial owner of the Shares, to whom a copy of this Prospectus is delivered, upon the written request of any such person, a copy of any or all of the documents which are incorporated herein by reference. Written requests for such copies should be directed to the Company's Corporate Secretary at c/o Ground Round Restaurants, Inc., 35 Braintree Hill Office Park, Braintree, Massachusetts 02184, telephone number (617) 380-3100.

                               PROSPECTUS SUMMARY

                  The following summary is qualified in its entirety by the more detailed information appearing elsewhere in the Prospectus or incorporated by reference herein. As used in the Prospectus, unless otherwise indicated or the context otherwise requires, the term the "Company" or "Ground Round" refers to Ground Round Restaurants, Inc. and its consolidated subsidiaries.

                                   THE COMPANY

OVERVIEW


                  The Company is a holding company which has principal subsidiaries that operate and franchise family-oriented, full-service, casual dining restaurants in 24 states in the Northeast, Mid-Atlantic and Midwest regions of the United States and franchises one restaurant in Canada. Ground Round restaurants offer a broad selection of high quality, moderately-priced menu items. As of April 10, 1997, there were 165 restaurants system-wide, 124 of which were Company-operated and 46 restaurants with franchise agreements (of which 41 are presently operating).



                  The Company's fiscal year ended September 29, 1996 and fiscal quarter ended December 29, 1996 were marked by continuing operating losses and the following three significant events: (i) the introduction of a new menu (ii) restructuring the Company's principal credit facility; and (iii) contracting for the sale of restaurants.


                  THE MENU. In December 1995, the Company introduced a new menu with over 200 offerings. The Company determined that it was necessary to improve the quality and variety of its menu offerings from the menu introduced in 1994 that reduced the number of items from approximately 88 items to 50 items. The new menu was substantially redesigned to provide a variety of choices along the palate profile (i.e. mild vs. spicy, heavy vs. light) and contains many new offerings and selections which are perceived to be of higher quality and which reflect changes in guest preferences. The expanded menu offers something for everyone including, Mexican, Oriental, Tex-Mex, Italian, steak, ribs, hamburgers, soups and salads. In addition, the Company has designed a new childrens menu with eight offerings and includes a drawing slate which the child can take home. All Ground Round restaurants serve alcoholic beverages, including a wide selection of imported, domestic and draft beers, wines and specialty drinks. In fiscal 1996, the average guest check in Company-operated restaurants was approximately $9.02 (including alcoholic beverages). Alcoholic beverages have accounted for approximately 20% of restaurant revenue during the last three years.

                  RESTRUCTURING OF THE CREDIT FACILITY. On September 12, 1996, the Company restructured its existing credit facility by entering into the Amended and Restated Credit Agreement ("the Amended Credit Agreement"), among its subsidiaries, The Ground Round, Inc., and GR of Minn., Inc. (collectively, the "Borrowers"), and Bank of America Illinois, NBD Bank, N.A., Credit Lyonnais New York Branch and The Bank of New York, as Agent, and The Chase Manhattan Bank, as Co-Agent (collectively, the "Lenders") which, among other things, provided for (i) continuation of the Company's credit facility in the amount of $53,175,163.51, including a term loan in the aggregate principal outstanding amount of $48,484,745.09 and a letter of credit obligation of $4,690,418.42,
(ii) a final maturity of such obligations on May 31, 1997, subject to automatic extension to December 31, 1997 if $10,846,000 of the principal amount of such credit facility is prepaid prior to May 31, 1997 (which amount has been repaid as of the date hereof) and the absence of any event of default under the Amended Credit Agreement on such date, and (iii) the Company to retain approximately $2.8 million out of the first approximately $13.8 million in proceeds from the sale of certain assets subsequent to April 30, 1996.


                  Interest on the restructured facility is payable at LIBOR plus 2.625% on the Company' LIBOR loans and Alternate Base Rate ("ABR") plus .75% on the Company's ABR based loans. In connection with the Amended Credit Agreement, the Company agreed to pay the Lenders a restructuring fee equal to 5% of the amount of the restructured facility subject to reduction to 2.5% upon repayment of approximately $10.4 million of the principal amount of the restructured facility prior to March, 16, 1997. The Company's obligation to pay this restructuring fee is evidenced by a series of Convertible Notes. Prior to the date hereof, the Company has repaid $10.4 million of the outstanding principal balance thereby reducing the amount of the restructuring fee to 2.5% of the amount of restructured facility, or approximately $1.36 million. At the option of the Lenders, the Convertible Notes evidencing the amount of such restructuring fee are convertible into an aggregate of approximately 501,500 shares of the Company's Common Stock after May 1, 1997 at a price of approximately $2.71 per share. See "BUSINESS - Description of the Credit Facility."

                  SALE OF RESTAURANTS. On October 11, 1996, The Ground Round, Inc. ("GRI"), a wholly owned subsidiary of the Company, completed the sale to Lone Star Steakhouse and Saloon, Inc. ("Lone Star") of nine restaurants (the "Restaurants") for an aggregate purchase price of approximately $9.9 million dollars in cash pursuant to the terms of a Contract of Sale (the "Contract of Sale") dated June 28, 1996 between GRI and Lone Star. The Company applied substantially all of such proceeds to reduce outstanding indebtedness under the Amended Credit Agreement.


                  Pursuant to the Contract of Sale, Lone Star had agreed to purchase up to 16 restaurants for an aggregate purchase price of $16 million dollars in cash. Pursuant to a modification to the Contract of Sale ("Modification of Contract") dated October 11, 1996, GRI and Lone Star agreed that, in addition to the nine restaurants purchased at the closing, Lone Star would purchase up to four more of the original 16 restaurants described in the Contract of Sale no later than January 6, 1997 subject to the satisfaction of certain conditions as of December 1996. Of the four remaining restaurants, Lone Star has purchased three more restaurants for approximately $2.1 million in cash in November and December, 1996 and January, 1997 and has elected not to purchase one. The Company applied substantially all of such additional proceeds to further reduce outstanding indebtedness under the Amended Credit Agreement. See "BUSINESS - Sale of Restaurants."


                  An investment in the Shares is subject to various risks. See "RISK FACTORS."

                  The Company's principal executive offices are located at 35 Braintree Hill Office Park, Braintree, Massachusetts 02184. Its telephone number is (617) 380-3100.

                                  THE OFFERING

SECURITIES OFFERED:


         Common Stock outstanding
           at April 10, 1997(1)(2).....              11,173,319 shares


         Shares being offered(3).                     4,736,900 shares

         Common Stock to be
           outstanding after
           the Offering(1)(3)......                  11,674,819 shares

USE OF PROCEEDS......               The Company will not realize any proceeds
                                    from the sale of the Shares offered hereby.

NASDAQ COMMON
 STOCK SYMBOL..........             "GRXR"

RISK FACTORS...........             THE PURCHASER OF SHARES IS SUBJECT TO
                                    VARIOUS RISKS. PROSPECTIVE PURCHASERS OF THE
                                    COMMON STOCK OFFERED HEREBY SHOULD CONSIDER
                                    CAREFULLY THE MATTERS SET FORTH UNDER THE
                                    CAPTION "RISK FACTORS."

------------------------


(1) Excludes up to 763,000 shares of Common Stock reserved for issuance under the Company's 1989 Stock Option Plan, as amended, and the 1992 Equity Incentive Plan (collectively, the "Plans"). As of April 10, 1997, options to purchase 433,870 shares of Common Stock are outstanding under the Plans. See "RISK FACTORS - Dilution; Substantial Options and Convertible Notes."


(2) Does not give effect to 501,500 Conversion Shares. Such 501,500 shares are being registered for resale by the Selling Shareholders under this Prospectus. See "RISK FACTORS - Dilution; Substantial Options and Convertible Notes." and "SELLING SHAREHOLDERS."

(3)      Gives effect to 501,500 Conversion Shares.

                                  RISK FACTORS

                  The securities offered in this Prospectus involves a high degree of risk and should not be made by persons who cannot afford the loss of their entire investment. Accordingly, prospective investors should consider carefully the following factors, in addition to the other information concerning the Company and its business included or incorporated by reference in this Prospectus.



DECREASE IN NET SALES AND INCOME; HISTORY OF LOSSES FROM OPERATIONS; CAPITAL REQUIREMENTS AND CREDIT FACILITY



                  Comparable restaurant revenue of the Company, comprised of revenue from restaurants open during all of fiscal 1996 and 1995, decreased in fiscal 1996 by .9% to $206.4 million from the comparable fiscal 1995 52-week period. Comparable restaurant revenue in fiscal 1995 decreased by 5.3% for the comparable fiscal 1994 52-week period. In addition, the Company reported a net loss of $(22.9) million in fiscal 1996, compared to a net loss of $(5.7) million in fiscal 1995 and net income of $6.2 million in fiscal 1994. The Company also reported a net loss of $(.8) Million in the first quarter of fiscal 1997, compared to a net loss of $(3.0) Million in the first quarter of fiscal
1996. There can be no assurance that the Company's future results will improve or that the Company will be able to return to profitability, and failure to do so could have material adverse effect on the Company.


                  Accordingly, the Company anticipates that it will have a continuing need for additional capital and cash flow to accomplish its goals and to continue its operations. There can be no assurance that the Company will generate sufficient funds from operations in the future or from the sale of restaurants or that additional capital will be available or available on terms acceptable to the Company. In addition, any future additional capital transactions, if available, could result in substantial dilution to the Company's then existing shareholders. If the Company's operations are unable to generate positive cash flows and adequate funds are not otherwise available to fund the Company's activities in 1997, the Company may be required to close or sell additional restaurants or substantially curtail or cease substantially all of its activities, which would have a material adverse effect on the Company.


                  In addition, the Company has obtained several waivers from the Lenders under its credit facility over the past three years, relating to the failure by the Borrowers' to observe certain financial covenants contained therein. Pursuant to the terms of the Amended Credit Agreement, the Company is required to comply with certain financial covenants and to maintain, among other things, (i) a cumulative net income before interest, taxes, depreciation and amortization ("EBITDA"), as well as, a consolidated net worth of the Company for each monthly period through December 1997, in an amount specified in the Amended Credit Agreement. There can be no assurance that the Company will be able to continue to observe said financial or other covenants and other terms under the Amended Credit Agreement, or that the Lenders will grant further waivers with respect to any such non-compliance. Upon an event of default, the Lenders may declare all amounts outstanding under the Amended Credit Agreement to be due and payable to the Lenders. In addition, the Amended Credit Agreement will expire on May 31, 1997, unless automatically extended pursuant to the terms thereof to December 31, 1997, provided that no event of default shall have occurred thereunder. There can be no assurance that the Amended Credit Agreement will be automatically extended on May 31, 1997 or that the Company will be able to negotiate an extension of such agreement. Furthermore, there can be no assurance that the Company will be able to pay the approximate $1.36 million fee to the Lenders evidenced by the Convertible Notes, in the event that the Lenders demand for payment of the Convertible Notes pursuant to the terms thereof. Non-payment of the Convertible Notes would be an event of default under the Amended Credit Agreement and could adversely affect the Company's ability to automatically extend such Agreement Credit Agreement on May 31, 1997. See "BUSINESS OF THE COMPANY-Restructuring of the Credit Facility." Since it is highly unlikely that the Company would have the funds needed to repay the amounts outstanding under the Amended Credit Agreement, any of such events would have a material adverse effect on the Company.



SUBSTANTIAL INDEBTEDNESS


                  Pursuant to the Amended Credit Agreement, the Company restructured its existing credit facility in the aggregate principal amount of approximately $48 million of which an aggregate of approximately $37 million was outstanding as of March 30, 1997 in addition to a letter of credit obligation of approximately $4.7 million. Substantially all real and leased property and all personal property of the Company are pledged to secure such indebtedness. Events of default under the Amended Credit Agreement include, among other things, (i) the failure by the Company to pay any principal of, or interest on, any obligations under the Amended Credit Agreement, including, but not limited to, payment of the $1.36 million fee to the Lenders evidenced by the Convertible Notes if demanded by the Lenders, (ii) the failure by the Company to observe certain terms, covenants or agreements, such as maintaining net worth and cumulative EBITDA requirements, and observing capital expenditure limitations, or (iii) the occurrence of any person other than U.S. Industries, Inc.
("USI"), or any of its affiliates, acquiring directly or indirectly 50% or more of the voting power of voting securities of the Company. Upon the occurrence of an event of default, the Lenders could foreclose on their security interest in the Company's assets. Such action would have a material adverse effect on the Company's business. In addition, the New York State Department of Taxation and Finance recently assessed the Company with approximately $714,000 of additional sales and use taxes, inclusive of penalties and interest, which amount is required to be paid by October 30, 1997. While this amount was fully reserved in the Company's financial statements for the fiscal year ended September 29, 1996 and the quarter ended December 29, 1996, there can be no assurance that the Company will be able to pay this tax assessment when due. Failure to make this payment would constitute an event of default under the Amended Credit Agreement. See "Recent Developments."


DEPENDENCE ON KEY PERSONNEL

                  The success of the Company's business will continue to be highly dependent upon the services of Daniel Scoggin, Chairman of the Board and Chief Executive Officer and on its senior management team. The loss of the services of Mr. Scoggin could adversely effect the Company's business and development. Success will also depend upon the Company's ability to (i) attract and retain additional skilled management personnel (ii) and recruit and train new managers.

COMPETITION

                  The restaurant business generally, and the full-service, casual dining segment in particular, is highly competitive. While management believes that Ground Round's new menu distinguishes its restaurants from other casual dining restaurants, there can be no assurance that other chains will not adopt a concept similar to that of Ground Round or that the concept will be successful. The restaurant industry is intensely competitive with respect to price, service, location and food quality, and there are many well-established competitors with substantially greater financial, marketing and other resources and name recognition than the Company. Competitors of the Company include restaurants operated by large national and regional chains, as well as numerous local independent restaurants. Recently there has been increasing competition developing in the mid-price, full-service, casual dining segment in which the Company's restaurants operate. The Company and its franchisees also encounter substantial competition in their efforts to obtain suitable locations for new restaurants.

FACTORS AFFECTING THE RESTAURANT INDUSTRY

                  The restaurant business is often affected by changes in consumer tastes, national, regional or local economic conditions, demographic trends, weather, traffic patterns, and the type, number, and location of competing restaurants. In addition, factors such as increased food, labor and benefits costs, inflation and the availability of experienced management and hourly employees may adversely affect the restaurant industry in general and the Company's restaurants in particular.

                  In addition, the Company's profitability is dependent in large measure on its ability to anticipate and react to changes in food costs. Various factors beyond the Company's control, including adverse weather conditions, may affect food costs. While management has been able to anticipate and react to changing food costs to date through its purchasing practices and menu price adjustments, there can be no assurance that it will be able to do so in the future.

GEOGRAPHIC CONCENTRATION; ADVERSE WEATHER

                  The Company's restaurants are located primarily in the Northeast, Mid-Atlantic and Midwest regions of the United States. The Company's revenues and profitability are, therefore, subject to prevailing economic, regulatory and demographic conditions specific to these regions. Further, adverse winter weather in these regions may also adversely affect the Company's revenues, expenses and profitability.

GOVERNMENT REGULATION

                  The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcohol beverages. While the Company to date has not experienced any material difficulties in obtaining necessary governmental approvals, the failure to obtain or retain food and liquor licenses or any other governmental approvals could have a material adverse effect on the Company's operating results. In addition, restaurant operating costs are affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes and mandated benefit programs, such as health insurance, and similar matters over which the Company has no control.

                  In particular, the Company's restaurants are subject to state and local licensing and regulation with respect to the sale and service of alcoholic beverages, which accounted for approximately 20% of the Company's sales for the past three fiscal years. In certain states, the Company is subject to "dram shop" statutes, which generally give a person injured by an intoxicated person the right to recover damages from the establishment that wrongfully served alcoholic beverages to the intoxicated person. The Company is currently a defendant in several "dram shop" actions, although the Company does not believe that the outcome of those cases will have a material effect on the Company's financial condition.

SIGNIFICANT SHAREHOLDER


                  JUSI Holdings, Inc. ("JUSI"), a Selling Shareholder and the record holder of 3,632,100 shares of Common Stock (approximately 32.5% of the outstanding Common Stock of the Company), is an indirect, wholly-owned subsidiary of USI. Under an agreement with the Company, JUSI has the right to designate two nominees for election to the Company's Board of Directors as long as the beneficial ownership of Common Stock by JUSI and its corporate affiliates exceeds 20% of the outstanding Common Stock of the Company, and the right to designate one nominee as long as the beneficial ownership of Common Stock by JUSI and its corporate affiliate exceeds 10% of the outstanding Common Stock of the Company. JUSI is able therefore to exercise significant influence over management of the Company. Also, since under New York law certain extraordinary corporate transactions, including mergers, consolidations and the sale of all or substantially all of the Company's assets, require the approval of the holders of two-thirds of the outstanding shares of Common Stock, a holder of a substantial block of shares, such as JUSI, could effectively cast the determinative vote on such matters. Such concentration of ownership may make the Company a less attractive target for a takeover or render more difficult or discourage a merger proposal, a tender offer or a proxy contest.


                  JUSI also is the beneficiary of certain preemptive rights which allows it to maintain its percentage ownership in the Company in the event of a proposed sale of shares of the Company's Common Stock or warrants or rights therefor or securities convertible into or exchangeable for such shares, other than in connection with stock or stock options for employees. This pre-emptive right lapses at such time as JUSI and its affiliates become the beneficial owner of less than 25% of the outstanding shares of Common Stock. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS," for additional information concerning JUSI.

ANTI-TAKEOVER MATTERS; POTENTIAL ADVERSE EFFECT OF FUTURE ISSUANCES OF AUTHORIZED PREFERRED STOCK.

                  The Company's Board of Directors has the authority to issue up to 30,000 shares of preferred stock, par value $100.00 per share (the "Preferred Stock"), and to determine the price, rights, preferences and restrictions, including voting rights, of those shares, without any further vote or action by the shareholders. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock, with such dividend rates, redemption provisions, liquidation preferences, voting rights, conversion privileges and other characteristics as the Board of Directors may deem necessary. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further actions by the shareholders. See "DESCRIPTION OF CAPITAL STOCK."

DILUTION; SUBSTANTIAL OPTIONS AND CONVERTIBLE NOTES


                  Under the 1989 Stock Option Plan, as amended, and the 1992 Equity Incentive Plan (collectively, the "Plans"), 763,000 shares of Common Stock are reserved for issuance to employees, officers, directors, and consultants, of which options to purchase 433,870 shares of Common Stock are outstanding and are exercisable at prices between $1.53 and $9.13 as of April 10, 1997.



                  In connection with the execution of the Amended Credit Agreement, the Company and the Borrowers executed a series of Convertible Notes. The holder of the Convertible Notes has the right, at its option, after May 1, 1997 to convert, subject to the terms thereof, the principal of the Convertible
Note into such non-registered shares of Common Stock of the Company at a conversion price equal to $2.70833 of principal for each share of Common Stock upon surrender of the Convertible Note to the Company. The current principal amount of the Convertible Notes is approximately $1.36 million and as such, on or after May 1, 1997, may be converted into an amount of up to 501,500 shares of Common Stock. See "BUSINESS - Description of Credit Facility". The shares of Common Stock underlying the Convertible Notes are included for resale by certain of the Selling Shareholders under this Prospectus. See "SELLING SHAREHOLDERS."


                  The existence of the Convertible Notes and options that have been or may be issued under the Plans may prove to be a hindrance to future financing efforts by the Company. Further, the holders of such options and Convertible Notes may be able to exercise them at a time when the Company may otherwise be able to obtain additional equity capital on terms more favorable to the Company. Furthermore, sales of substantial amounts of shares underlying the aforesaid Convertible Notes and options, as well as the other 4,235,400 shares being registered for resale under this Prospectus, could adversely affect prevailing market prices for the Common Stock and the exercise of any such options or Convertible Notes may have a dilutive effect on the net tangible book value per share of the Common Stock.

STOCK PRICE VOLATILITY

                  Quarterly operating results of the Company or other restaurant companies, changes in general conditions in the economy, the financial markets or the restaurant industry, natural disaster, changes in earnings estimates or recommendations by research analysts, or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market and the restaurant industry in particular have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies, including the Company.

RISKS ASSOCIATED WITH FORWARD LOOKING STATEMENTS

                  This Prospectus (including all reports and other documents incorporated by reference in this Prospectus) contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including with limitation, the ability of the Company to improve guest services, the ability of the Company to continue to open franchised restaurants on acceptable terms and to operate existing restaurants profitably, changes in local, regional, and economic conditions, especially economic conditions in the areas in which the Company's restaurants are concentrated, increasingly intense competition in the restaurants industry, increases in food, labor, employee benefits and similar costs. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.


                                 USE OF PROCEEDS

                  The Selling Shareholders will receive all of the net proceeds from any sale of Shares pursuant to this Prospectus and, accordingly, the Company will not receive proceeds from the sale of Shares offered hereby.

                             SELECTED FINANCIAL DATA


                  The following table contains certain selected consolidated financial data and other operating information of the Company for each of the past five fiscal years and for the thirteen weeks ended December 29, 1996 and December 31, 1995. The selected financial data in the table are derived from the consolidated financial statements of the Company. The data should be read in conjunction with "Management's Discussion and Analysis of Financial
Condition and Results of Operations" and the consolidated financial statements, related notes, and other financial information incorporated by reference herein.


                                                        (UNAUDITED)
                                                    13 WEEKS    13 WEEKS   52 WEEKS       52 WEEKS   52 WEEKS   53 WEEKS   52 WEEKS
                                                     ENDED       ENDED      ENDED           ENDED      ENDED      ENDED     ENDED
                                                    DEC. 29,    DEC. 31,   SEPT. 29,       OCT. 1,    OCT. 2,    OCT. 3,   SEPT 27,
                                                      1996        1995        1996          1995       1994       1993       1992
                                                   ---------   ---------   ---------      --------   --------   --------   --------
(IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
Revenue ........................................   $  49,916   $  54,725   $ 218,833      $ 230,406  $ 243,971  $ 232,556  $ 226,466
Operating income (loss) from
  operations ...................................         416      (2,767)    (22,506)        (2,659)    13,277     11,866     12,090
Interest expense from
  operations, net ..............................       1,219       1,258       4,815          4,957      4,091      4,031      4,598
Income (loss) before income taxes ..............        (803)     (4,025)    (27,321)        (7,616)     9,186      7,835      7,492
Income taxes (benefit) .........................           0      (1,006)     (4,374)        (1,906)     2,940      2,507      2,846
                                                   ---------   ---------   ---------      ---------   --------   --------   --------
Income (loss) :
  Total ........................................        (803)     (3,019)    (22,947)(1)     (5,710)     6,246      5,328      4,646
  Per share ....................................        (.07)       (.27)      (2.05)          (.51)       .56        .48        .42

Weighted average common shares outstanding .....      11,174      11,174      11,174         11,151     11,109     11,086     11,064

BALANCE SHEET DATA:
  Total assets .................................   $ 105,037   $ 140,164   $ 121,238      $ 145,356   $156,772  $ 151,813  $ 137,780
  Long-term debt, including current maturities..      40,334      56,083      51,446         58,580     58,770     60,305     51,965
  Stockholders' equity .........................      35,934      56,665      36,737         59,684     65,036     58,637     53,219

SUPPLEMENTAL OPERATING DATA:
Systemwide sales:
  Company-operated .............................   $  49,435   $  54,224   $ 216,977      $ 228,235   $241,777  $ 230,017  $ 224,048
  Franchised ...................................      14,968      13,795      68,888         71,817     72,726     71,876     72,692
                                                   ---------   ---------   ---------      ---------   --------   --------   --------
  Total systemwide sales (2) ...................      64,403      68,019     285,865        300,052    314,503    301,893    296,740
Average annual systemwide sales per
restaurant .....................................       1,561       1,649       1,513          1,523      1,534      1,438      1,455
Number of restaurants (at period end):
  Company-operated .............................         124         147         143            151        164        166        160
  Franchised ...................................          41          46          46             46         41         44         44
                                                   ---------   ---------   ---------      ---------   --------   --------   --------
  Total restaurants ............................         165         193         189            197        205        210        204


(1) The Company recorded a charge of $8.9 million resulting from the adoption of Statement of Financial Accounting Standards No.121 (SFAS No.121), "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" and the decision to dispose of certain restaurants.

(2) Systemwide sales are exclusive of franchise fee revenue.

                             BUSINESS OF THE COMPANY

OVERVIEW


             The Company is a holding company which has principal subsidiaries that operate and franchise family-oriented, full-service, casual dining restaurants in 24 states in the Northeast, Mid-Atlantic and Midwest regions of the United States and franchises one restaurant in Canada. Ground Round restaurants offer a broad selection of high quality, moderately-priced menu items, including a choice of appetizers, entree salads, specialty sandwiches, the one-half pound THE GROUND ROUNDER(R) hamburger and entrees featuring seafood, baby back ribs, steak, chicken and pasta, as well as full liquor service (see "The Menu" below). As of April 10, 1997, there were 165 restaurants system-wide, 124 of which were Company-operated and 46 restaurants with franchise agreements (of which 41 are presently operating).



             The Company's fiscal year ended September 29, 1996, and fiscal quarter ended December 29, 1996 were marked by continuing operating losses and the following three significant events: (i) the introduction of a new menu (ii) restructuring the Company's principal credit facility; and (iii) contracting for the sale of restaurants.


THE MENU

             The Ground Round offers a broad selection of high quality food at moderate prices. A new menu was introduced in December 1995 with over 200 offerings. The Company determined that it was necessary to improve the quality and variety of its menu offerings from the menu introduced in 1994 that reduced the number of items from approximately 88 items to 50 items. The new menu was substantially redesigned to provide a variety of choices along the palate profile (i.e. mild vs. spicy, heavy vs. light) and contains many new offerings and selections which are perceived to be of higher quality and which reflect changes in guest preferences. The expanded menu offers something for everyone including, Mexican, Oriental, Tex-Mex, Italian, steak, ribs, hamburgers, soups and salads. In addition, the Company has designed a new childrens menu with eight offerings and includes a drawing slate which the child can take home. All Ground Round restaurants serve alcoholic beverages, including a wide selection of imported, domestic and draft beers , wines and specialty drinks. In fiscal 1996, the average guest check in Company-operated restaurants was approximately $9.02 (including alcoholic beverages). Alcoholic beverages have accounted for approximately 20% of restaurant revenue during the last three years.

RESTRUCTURING OF THE CREDIT FACILITY

             On September 12, 1996, the Company restructured its existing credit facility by entering into the Amended Credit Agreement which, among other things, provided for (i) continuation of the Company's credit facility in the amount of $53,175,163.51, including a term loan in the aggregate principal outstanding amount of $48,484,745.09 and a letter of credit obligation of $4,690,418.42, (ii) a final maturity of such obligations on May 31, 1997, subject to automatic extension to December 31, 1997 if $10,846,000 of the principal amount of such credit facility is prepaid prior to May 31, 1997 (which amount has been repaid as of the date hereof), and the absence of any event of default under the amended Credit Agreement on such date and (iii) the Company to retain approximately $2.8 million out of the first approximately $13.8 million in proceeds from the sale of certain assets subsequent to April 30, 1996.


                  Interest on the restructured facility is payable at LIBOR plus 2.625% on the Company' LIBOR loans and Alternate Base Rate ("ABR") plus .75% on the Company's ABR based loans. In connection with the Amended Credit Agreement, the Company agreed to pay the Lenders a restructuring fee equal to 5% of the amount of the restructured facility subject to reduction to 2.5% upon repayment of approximately $10.4 million of the principal amount of the restructured facility prior to March, 16, 1997. The Company's obligation to pay this restructuring fee is evidenced by a series of Convertible Notes. Prior to the date hereof, the Company has repaid $10.4 million of the outstanding principal balance thereby reducing the amount of the restructuring fee to 2.5% of the amount of the restructured facility, or approximately $1.36 million. At the option of the Lenders, the Convertible Notes evidencing the amount of such restructuring fee are convertible into an aggregate of approximately 501,500 shares of the Company's Common Stock after May 1, 1997 at a price of approximately $2.71 per share. See "Convertible Notes" below.

             The Amended Credit Agreement contains certain restrictions on the conduct of business of the Company and its subsidiaries including restrictions on (i) opening or operating any new restaurant location, other than franchises,
(ii) creating liens on the Borrowers' properties or assets (iii) incurring debt, and (iv) with respect to The Ground Round, Inc., on declaring or paying dividends to the Company. The Borrowers are also limited in the amounts of capital expenditures as specified in the Amended Credit Agreement. In addition, the Company is required to comply with certain financial covenants. The Company is required to maintain, among other things, (i) a cumulative net income before interest, taxes, depreciation and amortization ("EBITDA") and consolidated net worth of the Company for each monthly period through December 1997, in an amount specified in the Amended Credit Agreement. The obligations under the Amended Credit Agreement are secured by substantially all real and leased property and all personal property of the Company.

             The Amended Credit Agreement also provided that upon delivery by JUSI to the Lenders of an aggregate of 100,000 shares of the Company's Common Stock, it shall no longer constitute an event of default under the Amended Credit Agreement if USI and its affiliates (i) cease to be the legal and beneficial owners of at least 25% of the outstanding shares of capital stock of the Company, or (ii) shall fail to have two nominees serving on the Company's board of directors while USI owns 20% or more of the capital stock of the Company, and one nominee serving on the Company's board of directors so long as USI owns 10% or more but less 20% of the outstanding capital stock of the Company (the events listed in clauses (i) and (ii) being hereinafter referred to as the "Prohibited Actions"). On October 1, 1996, JUSI transferred 100,000 shares of Common Stock to the Lenders, which Shares are being registered under the Registration Statement of which this Prospectus is a part, whereupon the Prohibited Actions ceased to constitute events of default under the Amended Credit Agreement. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."



             CONVERTIBLE NOTES. In connection with the execution of the Amended Credit Agreement, the Company and each of the Borrowers executed a series of Convertible Notes dated September 12, 1996, whereby the Borrowers promised to pay to the Lenders a restructuring fee in the aggregate sum of approximately $2.7 million which has been reduced to approximately $1.36 million as a result of certain prepayments of the credit facility. At the option of the Lenders, the Convertible Notes evidencing the amount of the restructuring fee, are convertible into an aggregate of approximately 501,500 shares of the Company's Common Stock after May 1, 1997 at a price of $2.70833 per share. Subject to the right of any holder of a Convertible Note to convert amounts owing thereunder to Common Stock, the Convertible Notes are due and payable as follows: (i) if the holder thereof has issued a demand for payment on or prior to May 25, 1997, on May 31, 1997 or (ii) if such holder has not issued a demand for payment on or prior to May 31,1997, on thirty days prior written demand provided such holder has not otherwise exercised its rights of conversion; provided, that if demand for payment has not been issued by such holder on or prior to November 30, 1997 and such holder has not otherwise exercised its right of conversion, such Convertible Notes shall be due and payable on December 31, 1997. In the event that the Lenders issue a demand for payment of the Convertible Notes, there can be no assurance that the Company will be able to pay the approximate $1.36 million fee to the Lenders. Non-payment of the Convertible Notes would be an event of default under the Amended Credit Agreement and could adversely affect the Company's ability to automatically extend such Amended Credit Agreement on May 31, 1997. See "RISK FACTORS - Decrease in Net Sales and Income; History of Losses from Operations; Capital Requirements and Credit Facility."

             LENDERS' REGISTRATION RIGHTS. In connection with the execution of the Amended Credit Agreement, the Company entered into a Registration Rights Agreement with the Lenders (the "Lenders Registration Rights Agreement"), granting the Lenders certain demand and "piggyback" registration rights with respect to both the shares of Common Stock issuable upon exercise by the Lenders of their conversion rights pursuant to the Convertible Notes (the "Conversion Shares") and the 100,000 shares of Common Stock delivered by JUSI to the Lenders, which Conversion Shares and 100,000 shares of Common Stock are being registered under the Registration Statement of which this Prospectus is a part. The Company agreed that it shall bear all expenses in connection with the preparation of a registration statement filed in connection therewith, excluding certain travel costs and counsel fees and any underwriting discounts or commissions attributable to the sale of such securities. The Company and the Lenders also agreed to indemnify each other for certain liabilities that may arise in connection with any such registration statement.

             AMENDMENT NO. 1 TO AMENDED CREDIT AGREEMENT. On October 31, 1996, the Company and the Lenders entered into Amendment No. 1 to the Amended Credit Agreement pursuant to which the Amended Credit Agreement was amended to adjust the net worth and

EBITDA covenants to take into account the sale of nine restaurants pursuant to the Contract of Sale (as described below).

             AMENDMENT NO. 2 TO AMENDED CREDIT AGREEMENT. On December 5, 1996, the Company and the Lenders entered into Amendment No. 2 to the Amended Credit Agreement to adjust the net worth and EBITDA covenants after the sale of one more restaurant being sold pursuant to the Modification of Contract (as described below) at year end.

SALE OF RESTAURANTS

             On October 11, 1996, The Ground Round, Inc. ("GRI"), a wholly owned subsidiary of the Company, completed the sale to Lone Star Steakhouse and Saloon, Inc. ("Lone Star") of nine restaurants (the "Restaurants") for an aggregate purchase price of approximately $9.9 million dollars in cash pursuant to the terms of a Contract of Sale (the "Contract of Sale") dated June 28, 1996 between GRI and Lone Star. The Company applied substantially all of such proceeds to reduce outstanding indebtedness under its credit facility.

             Pursuant to the Contract of Sale, Lone Star had agreed to purchase up to 16 restaurants for an aggregate purchase price of $16 million dollars in cash. Pursuant to a modification to the Contract of Sale ("Modification of Contract") dated October 11, 1996, GRI and Lone Star agreed that, in addition to the nine restaurants purchased at the closing, Lone Star would purchase up to four more of the original 16 restaurants described in the Contract of Sale no later than January 6, 1997 subject to the satisfaction of certain conditions as of December 1996. Of the four remaining restaurants, Lone Star has purchased three more restaurants for approximately $2.1 million in cash in November and December, 1996 and January, 1997, and has elected not to purchase one. The Company applied substantially all of such additional proceeds to further reduce outstanding indebtedness under the Amended Credit Agreement.


             In addition, the Company is currently considering entering into sales and leaseback transactions involving approximately eighteen (18) restaurant sites that are owned by the Company in fee, in connection with a possible refinancing and further extension of the Company's credit facility beyond December 31, 1997. The Company believes that a sale and leaseback of most or all of the Company owned restaurants will provide the Company with some additional cash for operations and the ability to repay a portion of the Company's credit facility thereby facilitating refinancing and/or extending the Company's credit facility. However, there can be no assurance that the Company will be able to complete such sales and leaseback transactions on commercially acceptable terms or that the Lenders will consent to such transaction.



RECENT DEVELOPMENTS



             The New York State Department of Taxation and Finance recently completed a sales and use tax audit of the Company for the period commencing December 1992 through November 1995, resulting in an assessment of approximately $714,000 of additional sales and use taxes, penalties and interest. Payment is required to be made by October 30, 1997. The Company has previously established reserves against earnings in a sufficient amount to cover this assessment, however, no assurance can be given that the Company will have sufficient cash available to make such payment when due.


THE RESTAURANTS

             The Company's restaurants are divided into four divisions, comprised of 24 geographic regions, managed by a Senior Vice President of Operations and four Division Vice Presidents. Each region has a Regional Director who typically oversees between four and eight Company-operated restaurants and one to five franchised restaurants. The day-to-day operation of each restaurant, including personnel management, food procurement, inventory control, guest relations and local marketing, is the responsibility of a General Manager who reports to the appropriate Regional Director.

             Ground Round restaurants are located primarily in the Northeast, Mid-Atlantic and Midwest regions of the United States. Most restaurants are in free-standing buildings along commercial roadways with high traffic counts. Many of the restaurants are located near a retail shopping area or in major shopping malls.

             Ground Round restaurants average approximately 5,600 square feet and 210 seats. Each restaurant typically has two distinct dining areas: a main dining room for families with children, and a smaller dining and bar area for adults. The family dining room averages approximately 2,800 square feet in size and has approximately 140 seats. The adult dining room, which includes a bar and lounge, generally averages 1,400 square feet with 70 seats. The exterior of the restaurants feature a green and yellow striped backlit awning, illuminated signage and attractive landscaping. The design of Ground Round restaurants is flexible and can be adapted to local architectural styles and varying floor plans.

             The Company periodically evaluates the prospects of existing Company-operated restaurants and will, from time to time, sell or close individual restaurants. Consistent with the Company's policy to review its base of restaurants for potential sales and impairments, on August 11, 1996 a committee of the Company's Board of Directors approved the closure of ten underperforming restaurants in fiscal 1997. Accordingly, the Company recorded a fourth quarter charge of $3.1 million due to the reduction in the net carrying value of the ten restaurants.

RESTAURANT OPERATIONS

             HOURS OF OPERATION. All Ground Round restaurants are open seven days a week, for lunch and dinner, with typical operating hours of 11:30 a.m. to midnight. In most locations, dinner accounts for approximately 60% of sales, with lunch and late night dining accounting for the remaining 40% of sales. Ground Round restaurants are operated in accordance with the Company's uniform operating standards and specifications, which are applied on a system-wide basis. These standards and specifications relate, among other things, to the quality, preparation and selection of menu items, furnishing and equipment, maintenance and cleanliness of restaurant premises and employee service and attire. The Company stresses efficient and courteous service. During fiscal 1996, management has focused its efforts towards enhancing techniques aimed to improve guest services and control food and labor costs. Some of these techniques involve labor scheduling, ideal vs. actual food costs and maintaining a set number of tables per server. The Company intends to continue its efforts and techniques towards these ends during fiscal 1997.

             PURCHASING. The Company's purchasing department coordinates purchases of most food products and most non-alcoholic beverages used in both Company-operated and franchised restaurants. The nature of the Company's standing purchase order arrangements with its suppliers enables it to anticipate and better control its food costs. The Company purchases beef (other than ground beef), chicken and fish under forward purchase contracts generally having a term of one year, which are designed to assure the availability of specific products at a constant price throughout the year. In addition, the Company negotiated favorable payment terms with its major vendors in 1996. The Company has a coordinated purchasing system, which offers the same prices to both Company-operated and franchised restaurants. All franchisees are required to purchase food, equipment and smallwares from suppliers approved by the Company. This enables the Company to assure that the items sold in all Ground Round restaurants meet the

Company's standards and specifications for uniform quality. Although not required to do so, virtually all franchisees purchase through the Company's purchasing department to capitalize on the strength of the Company's purchasing power. Beer, alcoholic beverages, produce and certain dairy products are purchased by restaurant general managers on a local basis.

             TRAINING. The Company emphasizes the training of both new and existing employees. Training is an integral part of both Company-operated and franchised new restaurant openings. A specialized training team works on-site to implement an extensive training program for each hourly employee in a new restaurant prior to and for several weeks after its opening. In addition, the Company maintains a system-wide training program to achieve standardization of food preparation and operational procedures and efficient and courteous service.

             All managers also are required to complete successfully an eight-to-ten week course in basic skills and management training. A written test and skill demonstration to a supervisor are required to complete the course. In addition, the Company requires that its hourly restaurant employees undergo training relevant to their positions and be certified by a supervisor, based upon a demonstration of the skills necessary for the position and a written test.

             RESTAURANT REPORTING. The Company utilizes a point of sale system in all Company-owned restaurants. Through this system, the Company collects sales information and cash balances on a daily basis from each restaurant. The Company also receives payroll and other operating information on a weekly basis from its restaurants. The point of sale system also provides real-time information to restaurant managers which allows them to track sales by menu item, prepare daily cost and sales reports and prepare weekly and monthly profit and loss statements. The Company uses the information generated by the point of sale system to facilitate planning activities at both the corporate and restaurant levels.

             MARKETING. In 1996 the Company was focused on enhancing its image through increased training and staffing at the restaurant level, and improving and modifying menu selections. The Company now principally employs in-store, point of purchase materials such as banners, posters and buttons as marketing tools. Historically, the Company's marketing strategy was to use media-based advertising focused on discounts. The Company did use radio advertising for selected markets in the first two quarters of 1995, but this marketing strategy was proven ineffective.

             Restaurant managers are encouraged to create and implement marketing strategies on a local level to build sales and generate guest traffic and to become involved in community programs in order to strengthen their restaurant's ties to its community. These community programs include activities with area schools and youth organizations and participation in local events.

FRANCHISING


             As of April 10, 1997, the Company had 46 restaurants with franchise agreements (of which 41 are presently operating), the majority of which were located in the same geographic regions as, or in close proximity to, Company-operated restaurants. During fiscal 1996, the average annual comparable sales by the Company's franchised restaurants were $1.8 million. The Company's franchise program enables the Company to expand its brand-name recognition and derive additional revenue without substantial investment. It is management's plan to increase the franchise base in the years 1997 and 1998. The Company added two franchised restaurants during 1996, which were formerly Company-operated restaurants, and one franchised restaurant has been added, as of April 10, 1997, in 1997. Two franchised restaurants were closed during 1996 and, as of April 10, 1997, one franchised restaurant was closed in 1997.


             Franchisees undergo a selection process supervised by the Director of Development and requiring final approval by senior management. The Company seeks franchisees with significant experience in the restaurant business who have demonstrated financial and management capabilities to develop and operate a franchised restaurant.

             The Company assists franchisees with both the development and ongoing operation of their restaurants. The Company provides assistance with site selection, approves all franchise sites and provides franchisees with prototype plans and specifications for construction of their restaurants. The Company's training and new restaurant opening teams provide on-site instruction to franchised restaurant employees. The Company's support continues with periodic training programs, the provision of manuals and updates relating to product specifications and quality control procedures, advertising and marketing materials and assistance with particular advertising and marketing needs.

             Supervision of franchisees is the primary responsibility of the Director of Franchise Operations and the respective Regional Directors. The Company provides the franchisees with ongoing support and assistance in the operations of their restaurants and makes periodic visits to consult with franchisees and assure that franchisees are complying with the terms of the franchise agreement. In addition, from time to time, the Company performs audits to verify the proper calculation of royalty payments from franchisees and ensure compliance with the franchise agreements.

             All franchised restaurants are required, pursuant to their respective franchise agreements, to serve Ground Round menu items. More than half of the franchisees have adopted the new Company menu. In addition, all franchisees are required to purchase food, equipment and smallwares from suppliers approved by the Company. This enables the Company to assure that the items sold in all Ground Round restaurants meet the Company's standards and specifications for uniform quality. Although not required to do so, virtually all franchisees purchase through the Company's purchasing department to capitalize on the strength of the Company's purchasing power.

             The current Ground Round franchise agreement has an initial term of 20 years. Among other obligations, the agreements require franchisees to pay an initial franchise fee of $40,000 for the first restaurant and $35,000 for subsequent restaurants and a continuing royalty of 3 1/2% of monthly gross sales. The current franchise agreement also requires franchisees to spend 2 1/2% of monthly gross sales on advertising, 1 1/2% of which must be spent locally and 1% of which is paid to the Company for creative and promotional development. The franchise agreements related to six of the 46 restaurants with franchise agreements (of which 41 are presently operating), will expire in the next five years but give the franchisees the right to renew their agreements subject to certain conditions. There currently are no territorial exclusivity provisions that limit the Company's ability to expand in any market.

EMPLOYEES


             As of April 10, 1997, the Company had approximately 7,900 employees, approximately 4,400 of whom were part-time employees. Approximately 7,300 of these employees were employed in non-management restaurant positions, approximately 500 were involved in restaurant management or training programs and 65 were corporate employees. The typical restaurant has approximately 60 employees. Company employees are not unionized, and the Company considers its employee relations to be good. The Company and its franchisees can encounter substantial competition in their efforts to attract interested and qualified managerial and hourly employees.


COMPETITION

             The restaurant business generally, and the full-service, casual dining segment in particular, is highly competitive and management expects this will continue. Management has created a new menu, developed new methods of operation and will continue to recruit qualified restaurant managers in an effort to alleviate the effect of such competition. Management believes that Ground Round's new menu distinguishes its restaurants from other casual dining restaurants. Competitors of Ground Round include restaurants operated by large national and regional chains having substantially greater financial and marketing resources and name recognition than Ground Round, as well as numerous local independent restaurants.

GOVERNMENTAL REGULATION

             The Company is subject to various federal, state and local laws affecting its employees and guests, its owned and leased properties and the operations of its restaurants. The Company restaurants are subject to licensing and/or regulations by various fire, health, sanitation and safety agencies in the applicable state and/or municipality. In particular, the Company has adopted extensive procedures designed to meet the requirements of applicable food handling and sanitation laws and regulations. To date, the Company has not experienced any material problems resulting from its sanitation and food handling procedures.

             Ground Round restaurants are subject to state and local licensing and regulations with respect to the sale and service of alcoholic beverages. Typically, alcoholic beverage licenses must be renewed annually and may be revoked or suspended for cause. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the Company's restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and the handling, storage and dispensing of alcoholic beverages. The Company has not encountered material problems relating to alcoholic beverage licenses to date, but the failure of a restaurant to obtain or retain a liquor license would adversely affect the restaurant's operations.

             In certain states, the Company is subject to "dram shop" statutes, which generally give a person injured by an intoxicated person the right to recover damages from the establishment that wrongfully served alcoholic beverages to the intoxicated person. The Company carries liquor liability coverage as part of its existing comprehensive general liability insurance. The Company currently is a defendant in several "dram shop" suits. Management does not believe that an adverse result in any of these cases will have a materially adverse effect on the Company's financial condition or results of operations.

             The Company is subject to federal and state fair labor standards, statutes and regulations that govern such matters as minimum wages, overtime, tip credits, child labor and other working conditions. A significant number of Ground Round food service personnel are paid at rates based on applicable federal and state minimum wages.

             Management is not aware of any federal or state environmental regulations that have had a material effect on the Company's operations to date. However, more stringent requirements of local governmental bodies with respect to waste disposal, zoning, construction and land use may increase both the cost and the time required for construction of new restaurants and the cost of operating restaurants.

             The Company is subject to federal and state laws, rules and regulations governing the offer and sale of franchises. Most states have enacted laws that require detailed disclosure in the offer and sale of franchises and/or the registration of the franchisor with state administrative agencies. The Company also is subject to Federal Trade Commission regulations relating to disclosure requirements in the sale of franchises. Certain states have enacted, and others may enact, legislation governing certain aspects of the franchise relationship. The law applicable to franchise sales and relationships is rapidly evolving, and the Company is unable to predict the effect on its franchising program of additional requirements or restrictions that may be enacted or promulgated or of court decisions that may be adverse to franchisors. Such decisions and regulations often have limited the manner in which franchisors enforce certain provisions of franchise agreements and alter or terminate franchise agreements. The scope of the Company's business, and the complexity of franchise regulation, may create regulatory compliance issues from time to time. The Company does not believe that such problems would be material to the operation of its business.

TRADEMARKS

             The Company has registered the name THE GROUND ROUND(R) and its logo with the United States Patent and Trademark Office. In addition, the Company currently holds other federal trademarks, including but not limited to, THE GROUND ROUNDER(R); CINNAMON DIPPERS(R) and SLIDER(R) sundae. Pending trademark applications are FOCACCIA BURGER(TM); TRIPLE CHIPS(TM); and THAT REALLY BIG PRETZEL(TM). There can be no assurance that the Company will be granted trademarks on any or all of such trademarks.


                              SELLING SHAREHOLDERS


             An aggregate of up to 4,736,900 Shares of Common Stock may be offered by the Selling Shareholders. The Shares offered hereby constitute approximately 40.6% of all shares of the Company's outstanding Common Stock, giving effect to the issuance of 501,500 shares upon conversion of the Convertible Notes, and without giving effect to the possible exercise of outstanding options under the Plans. The table set forth below contains certain information with respect to the beneficial ownership of the Company's Common Stock as of April 10, 1997, and as adjusted to reflect the assumed sale of all of the Shares offered hereby by the Selling Shareholders. The Company will not receive any proceeds from the sale of the Shares. The material relationships between any of the Selling Shareholders and the Company or any of its predecessors or affiliates, within the past three years, have been provided to the Company by the Selling Shareholders and are described below and, in the case of JUSI and GSB Holdings, under the caption "Certain Relationships and Related Transactions" and, in the case of the Lenders, under the caption "BUSINESS--Description of Credit Facility."



                  The Registration Statement to which this Prospectus is a part has been filed with the Commission pursuant to and in accordance with several agreements between the Company and the Selling Shareholders, consisting of the Amended 1991 Stockholder Agreement (hereinafter defined), the GSB Registration Rights Agreement (hereinafter defined) and the Lenders Registration Rights Agreement (collectively the "Registration Agreements"). See "Certain Relationships and Related Transactions" and "BUSINESS-Description of the Credit Facility," for a description of such Registration Agreements. All expenses of the registration of the Shares covered by this Prospectus will be borne by the Company pursuant to the Registration Agreements, except that the Company will not pay any underwriters' commissions, legal and accounting expenses of JUSI and GSB, and underwriters' commissions and certain travel and legal expenses of the Lenders.

====================================================================================================================================
        SELLING SHAREHOLDER                  Beneficial Ownership as              Maximum              Beneficial Ownership
                                             of January 10, 1997(1)             to be sold                After Offering
                                                                                  in this               if Maximum is Sold
                                                                                 Offering
                                                                                   (#of
                                                                                  Shares)
====================================================================================================================================
                                             AMOUNT             Percent                             Amount           Percent(9)
                                         (# OF SHARES)                                              (# of
                                                                                                   Shares)
====================================================================================================================================
JUSI Holdings, Inc.                       3,632,100(2)           32.5%           3,632,100           -0-                 *
====================================================================================================================================
GSB Holdings, Inc.                         503,300(3)             4.5%            503,300            -0-                 *
====================================================================================================================================
The Bank of New York                       221,994(4)             1.9%            221,994            -0-                 *
====================================================================================================================================
The Chase Manhattan Bank                   151,039(5)             1.3%            151,039            -0-                 *
====================================================================================================================================
Bank of America Illinois                   83,078(6)               *              83,078             -0-                 *
====================================================================================================================================
NBD Bank, N.A.                             62,311(7)               *              62,311             -0-                 *
====================================================================================================================================
Credit Lyonnais New                        83,078(8)               *              83,078             -0-                 *
York Branch
====================================================================================================================================

--------------------

*        Less than 1%.

         (1) Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within 60 days upon the exercise of an option are treated as outstanding for purposes of determining beneficial ownership and the percent beneficially owned by such person.

         (2) These shares are owned of record by JUSI Holdings, Inc. ("JUSI"), which is an indirect wholly-owned subsidiary of U.S. Industries, Inc. ("USI") and USI may therefore be deemed to own beneficially the shares of Common Stock owned by JUSI. The address of JUSI and USI is 101 Wood Avenue South, Iselin, NJ 08830. These shares are subject to certain restrictions contained in the Amended 1991 Stockholder Agreement by and between the Company and JUSI (as assignee from HM Holdings, Inc.) Excludes 503,300 shares of Common Stock owned directly by GSB Holdings. See Footnote 3 below. Also excludes any other shares of Common Stock that may be beneficially owned by directors, executive officers and/or employees of USI and its subsidiaries, directly or through individual employee savings plan accounts. Pursuant to the Amended 1991 Stockholder Agreement, JUSI has two nominees serving on the Company's Board of Directors, John A. Mistretta and Christian R. Guntner. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

         (3) GSB Holdings, Inc. ("GSB Holdings"), which is the record holder of 503,300 shares of Company Common Stock, is engaged principally in the business of holding investments and is a wholly-owned subsidiary of Great South Beach Improvement Co. ("GSB Improvement"), a corporation principally engaged in real estate development. The address of GSB Holdings is One Bethany Road at Route 15, Building 6, Suite 94, Hazlet, New Jersey 07730. David H. Clarke is a director and officer of GSB Holdings and a director, officer and controlling shareholder of GSB Improvement and may, therefore, be deemed to own beneficially the shares of Common Stock owned by GSB Holdings. Mr. Clarke also is the Chairman of the Board and Chief Executive Officer of USI. Excludes all shares beneficially owned by USI and any shares that may be beneficially owned by directors, executive officers and/or employees of USI and its subsidiaries, directly or through individual employee savings plan accounts, as to which Mr. Clarke and GSB Holdings and GSB Improvement disclaim beneficial ownership. Also excludes 3,000 shares of the Company Common Stock subject to options granted to Joseph Schollenberger, a director of the Company, who is a Vice President of GSB Holdings, as to which beneficial ownership is disclaimed.



         (4) The Bank of New York is a Lender in connection with the Amended Credit Agreement, a holder of a Convertible Note and a party to the Lenders Registration Rights Agreement. See "BUSINESS--Description of Credit Facility." Includes (i) 36,910 of Common Stock transferred to The Bank of New York on October 1, 1996 from JUSI and (ii) 185,084 shares of Common Stock issuable upon conversion of the entire principal amount of a Convertible Note, issued by the Company in connection with the Amended Credit Agreement, which may be exercised after May 1, 1997 until December 31, 1997.


         (5) The Chase Manhattan Bank is a Lender in connection with the Amended Credit Agreement, a holder of a Convertible Note and a party to the Lenders Registration Rights Agreement. See "BUSINESS--Description of Credit Facility." Includes (i) 25,110 shares of Common Stock transferred to The Chase Manhattan Bank on October 1, 1996 from JUSI and (ii) 125,929 shares of Common Stock issuable upon conversion of the entire principal amount of a Convertible Note issued by the Company in connection with the Amended Credit Agreement, which may be exercised after May 1, 1997 until December 31, 1997.


         (6) Bank of America Illinois is a Lender in connection with the Amended Credit Agreement, a holder of a Convertible Note and a party to the Lenders Registration Rights Agreement. See "BUSINESS--Description of Credit Facility." Includes (i) 13,810 shares of Common Stock transferred to Bank America Illinois on October 1, 1996 from JUSI and (ii) 69,268 shares of Common Stock issuable upon conversion of the entire principal amount of a Convertible Note issued by the Company in connection with the Amended Credit Agreement, which may be exercised after May 1, 1997 until December 31, 1997.


         (7) NBD Bank, N.A. is a Lender in connection with the Amended Credit Agreement, a holder of a Convertible Note and a party to the Lenders Registration Rights Agreement. See "BUSINESS--Description of Credit Facility." Includes (i) 10,360 shares of Common Stock transferred to NBD Bank, N.A. on October 1, 1996 from JUSI and (ii) 51,951 shares of Common Stock issuable upon conversion of the entire principal amount of a Convertible Note issued by the Company in connection with the Amended Credit Agreement, which may be exercised after May 1, 1997 until December 31, 1997.

         (8) Credit Lyonnais New York Branch is a Lender in connection with the Amended Credit Agreement, a holder of a Convertible Note and a party to the Lenders Registration Rights Agreement. See "BUSINESS-- Description of Credit Facility." Includes (i) 13,810 shares of Common Stock transferred to Credit Lyonnais New York Branch on October 1, 1996 from JUSI and (ii) 69,268 shares of Common Stock issuable upon conversion of the entire principal amount of a Convertible Note issued by the Company in connection with the Amended Credit Agreement, which may be exercised after May 1, 1997 until December 31, 1997.


         (9) Assumes conversion of the entire principal amount outstanding of all Convertible Notes issued to Lenders in connection with the Amended Credit Agreement.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS



             JUSI AND THE AMENDED CREDIT AGREEMENT. The Amended Credit Agreement provided that upon delivery by JUSI to the Lenders of an aggregate of 100,000 shares of the Company's Common Stock, it shall no longer constitute an event of default under the Amended Credit Agreement if USI and its affiliates (i) cease to be the legal and beneficial owners of at least 25% of the outstanding shares of capital stock of the Company, or (ii) shall fail to have two nominees serving on the Company's board of directors while USI owns 20% or more of the capital stock of the Company, and one nominee serving on the Company's board of directors so long as USI owns 10% or more but less than 20% of the outstanding capital stock of the Company (the events listed in clauses (i) and (ii) being hereinafter referred to as the "Prohibited Actions"). On October 1, 1996, JUSI transferred 100,000 shares of Common Stock to the Lenders, which shares are being registered under the Registration Statement of which this Prospectus is a part, whereupon the Prohibited Actions ceased to constitute events of default under the Amended Credit Agreement. See "SELLING SHAREHOLDERS."


             1991 STOCKHOLDER AGREEMENT. Pursuant to the terms of an Agreement dated June 5, 1995, between HM Holdings, Inc., a Delaware corporation ("HM Holdings") and JUSI, HM Holdings assigned and JUSI assumed all of HM Holdings' rights and obligations under a stockholder agreement, dated as of August 1, 1991 between HM Holdings and the Company (the "1991 Stockholder Agreement").


             The 1991 Stockholder Agreement provides for certain rights and restrictions with respect to JUSI's ownership of the Common Stock of the Company. Under the 1991 Stockholder Agreement, the Company has agreed that, upon JUSI's request, the Company will use its best efforts to nominate and cause to be elected to the Company's Board of Directors two persons designated by JUSI as long as JUSI and its corporate affiliates beneficially own 20% or more of the outstanding shares of Common Stock, and one person designated by JUSI as long as JUSI and its corporate affiliates beneficially own less than 20% but more than 10% of the outstanding shares of Common Stock. Messrs. Mistretta and Guntner are the current nominees of JUSI serving on the Board of Directors. JUSI is not prohibited from proposing for election and/or soliciting proxies in favor of the election of any number of directors of the Company, but has advised the Company that it has no present intention to seek to have additional designees elected to the Board.


             The 1991 Stockholder Agreement provides that neither JUSI nor any of its corporate affiliates will acquire, directly or indirectly, such number of additional shares of Common Stock as would result in JUSI and such affiliates beneficially owning 50% or more of the outstanding shares of Common Stock unless, in such acquisition, JUSI and/or such affiliates offer to acquire all outstanding shares of Common Stock not held by them upon substantially the same terms and conditions.

             In its original form, the 1991 Stockholder Agreement provided that, except in certain limited circumstances, so long as JUSI or its affiliates own 20% or more of the outstanding shares of Common Stock, if JUSI or any such affiliates seek to sell or otherwise dispose of all or substantially all of the shares of Common Stock owned by it to a third party, except as may be otherwise approved by a majority of the members of the Board of Directors not designated by JUSI, JUSI or such affiliate would use it best efforts to cause such third party to offer to purchase all other outstanding shares of Common Stock upon substantially the same terms and conditions. The 1991 Stockholder Agreement provided that, if such third party fails to make such offer, JUSI or such affiliates would not so sell or otherwise dispose of such shares unless such third party agrees to be subject to the same limitation on its ability to sell and to the requirements applicable to JUSI with respect to the acquisition of 50% or more of the outstanding shares of Common Stock. In addition, in the 1991 Stockholders Agreement the Company agreed that, if at any time when JUSI or its affiliates own 25% or more of the outstanding shares of Common Stock, the Company shall propose to sell any shares of Common Stock or any warrants or rights therefor or securities convertible into or exchangeable therefor, to any person or entity other than JUSI or its affiliates, it shall give JUSI the opportunity to purchase such number of shares or other securities as will permit JUSI and its corporate affiliates to retain their percentage of the Company's voting power. All of the restrictions placed on JUSI which are described above in this paragraph were eliminated in connection with the execution of the Amended 1991 Stockholders Agreement (described below).


             Pursuant to the 1991 Stockholder Agreement, the Company also agreed that, so long as JUSI owns 5% or more of the outstanding shares of Common Stock, upon JUSI's request, the Company will cause up to four registration statements to be filed with the Commission in order to permit JUSI or a corporate affiliate to sell all or a portion of its shares of Common Stock. In addition the Company agreed, if requested, to include some or all shares of Common Stock owned by JUSI or an affiliate in any registration statement it otherwise files (other than registration statements relating to employee stock options). The Company and JUSI also agreed to indemnify each other for certain liabilities that may arise in connection with any such registration statements. On September 30, 1996, JUSI exercised one of its demand registration rights by giving written notice to the Company to register its Shares.

             AMENDMENT OF 1991 STOCKHOLDER AGREEMENT. In connection with the execution of the Amended Credit Agreement, the Company and JUSI entered into an Amendment, dated as of September 12, 1996, to the 1991 Stockholder Agreement (the "Amended 1991 Stockholder Agreement), providing, among other things, that upon delivery by JUSI to the Lenders of the 100,000 shares of common stock of the Company described above, (x) JUSI would no longer be restricted from engaging in any of the Prohibited Actions, (y) the restrictions relating to the sale, transfer or disposal of the shares of Common Stock held by JUSI, and certain of its affiliates described above, would lapse, and (z) JUSI consented to the Company entering into the Lenders Registration Rights Agreement and agreed that the number of shares that JUSI would otherwise be entitled to sell pursuant to its demand registration rights may be reduced, in certain circumstances, if any of the

Lenders exercised their "piggy-back" registration rights, as described in "BUSINESS - Description of Credit Facility -- Lenders Registration Rights."

             1991 REGISTRATION RIGHTS AGREEMENT WITH GSB HOLDINGS. GSB Holdings, Inc. ("GSB Holdings") and the Company are parties to a Registration Rights Agreement, dated as of August 20, 1991 (the "GSB Registration Rights Agreement"), which allows GSB Holdings certain "piggy-back" registration rights with respect to its Shares of Common Stock. The Company agreed, if requested, to include no less than 50,000 shares of Common Stock owned by GSB Holdings in any registration statement it otherwise files (other than registration statements relating to employee stock options). On November 11, 1996, GSB exercised its piggy back registration rights by delivering written notice to the Company to register its Shares as part of this Registration Statement. GSB Holdings agreed to observe the same lock-ups with regard to the sale of the shares of Common Stock owned by it as the Company agrees to, if any, in connection with such registration statement if so requested by the managing underwriter. The Company and GSB Holdings also agreed to indemnify each other for certain liabilities that may arise in connection with any such registration statement.


                              PLAN OF DISTRIBUTION

             The distribution of the Shares of Common Stock offered by Selling Shareholders may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market, or on the NASDAQ National Market System (or any exchange on which the Common Stock may then be listed) in negotiated transactions, through the writing of options (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. A Selling Shareholder may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholder and/or purchasers of Shares for whom they may act as agent (which compensation may be in excess of customary commissions). A Selling Shareholder also may pledge Shares as collateral for margin accounts and such Shares could be resold pursuant to the terms of such accounts.

             In order to comply with certain state securities laws, if applicable, the Common Stock will not be sold in a particular state unless such securities have been registered or qualified for sale in such state or any exemption from registration or qualification is available and complied with. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

             The Selling Shareholders and any underwriters, dealers or agents that participate in the distribution of Shares offered hereby may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any profit on the sale of such Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

             The Selling Shareholders will pay the commissions and discounts of underwriters, dealers or agents, if any, incurred in connection with the sale of the Shares. The Company will not receive any of the proceeds from sales of any of the securities offered pursuant to this Prospectus by the Selling Shareholders.

             Each of the Selling Shareholders entered into a Registration Agreement with the Company, which generally provides for the registration of the shares of Common Stock under the Securities Act and the blue sky laws of the several states. Pursuant to each of such Registration Agreements, the Company is required, among other things, to bear the cost of such registration and indemnify the Selling Shareholders against certain liabilities, including those under the Securities Act. See "SELLING SHAREHOLDERS."


                          DESCRIPTION OF CAPITAL STOCK

           The authorized capital stock of the Company as stated in the Company's Restated Certificate of Incorporation (the "Restated Certificate") consists of 35,000,000 shares of Common Stock, $.16-2/3 par value per share, and 30,000 shares of preferred stock, $100.00 par value per share (the "Preferred Stock").

             The following summary of certain terms of the Company's capital stock describes material provisions of, but is necessarily a summary and is subject to and qualified in its entirety by, the Restated Certificate, the Company's Bylaws, and applicable provisions of New York corporate law including, but not limited to, the Business Corporation Law of the State of New York (the "BCL").

COMMON STOCK

             The holders of Common Stock are entitled to one vote per share on all matters to be submitted to a vote of the shareholders and are not entitled to cumulative voting in the election of directors, which means that the holders of the majority of the shares voting for the election of directors can elect all of the directors then standing for election by the holders of Common Stock. Subject to any prior rights of any holders of Preferred Stock, the holders of Common Stock are entitled to share ratably in such dividends, if any, as may be declared from time to time by the Board in its discretion out of funds legally available therefor. The holders of Common Stock are entitled to share ratably in any assets remaining after satisfaction of all prior claims upon liquidation of the Company. The Restated Certificate gives holders of Common Stock no preemptive or other subscription rights, and Common Stock is not redeemable at the option of the holders, does not have any conversion rights, and is not subject to call. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

             The Company also has authorized 30,000 shares of Preferred Stock, par value $100.00 per share. The Board of Directors of the Company has the authority by resolution to issue the Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, terms of redemption (including sinking fund provisions), conversion rights and liquidation preferences, without any further vote or action by shareholders.

             A purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

DIVIDEND POLICY

             The Company does not currently intend to declare or pay any dividend on its Common Stock. The payment of cash dividends in the future will depend on the Company's earnings, financial condition, capital needs and other factors deemed relevant by the Board, including corporate law restrictions on the availability of capital for the payment of dividends, the rights of holders of any series of Preferred Stock that may hereafter be issued and the limitations, if any, on the payment of dividends under any then-existing credit facility or other indebtedness. The Company's current Amended Credit Agreement contains and the Company anticipates that any future bank revolving credit facility that the Company may enter, would contain certain restrictions on the payment of dividends. It is the current intention of the Board to retain earnings, if any, to finance the operations of the Company's business.

NEW YORK ANTI-TAKEOVER LAW PROVISIONS

             Section 912 of the BCL prohibits a New York corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years from the date that such interested shareholder acquired its stock unless such business combination or the acquisition of stock by the shareholder was approved by the corporation's board of directors prior to the date the shareholder acquired its stock. Except as provided above, a New York corporation is prohibited from engaging in any business combination with an interested shareholder unless one of the following conditions is satisfied: (i) the business combination is approved by the board of directors of the corporation prior to the date on which such shareholder became an interested shareholder, (ii) the business combination is approved by a majority of shareholders other than the interested shareholder no earlier than five years after the date such shareholder became an interested shareholder, or
(iii) the price paid to all shareholders meets certain conditions relating to the type and minimum amount of consideration to be paid to shareholders other than the interested shareholder.

             For purposes of Section 912, a "business combination" includes a merger or consolidation, a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, a stock issuance or transfer of stock having a market value of 5% or more of the aggregate market value of the outstanding common stock, a liquidation or dissolution, a reclassification of securities, a recapitalization or any transaction in which the interested shareholder benefits disproportionately in relation to any other shareholder. An "interested shareholder" is defined as any person or entity that currently owns, directly or indirectly, or in the case of affiliates and associates of the corporation, that owned at any time during the past five years, more than 20% of the outstanding voting stock of the corporation.

             These provisions may discourage open market purchases or a non-negotiated tender or exchange offer for the stock of a New York corporation such as the Company, and, accordingly, may be adverse to the interests of a shareholder who would desire to participate in such a transaction.

LIMITATIONS OF LIABILITY; INDEMNIFICATION OF DIRECTORS.

             The Restated Certificate contains provisions permitted under the BCL relating to the liability and indemnification of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty as a director, except for liability in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Restated Certificate and the Company's By-Laws contain provisions to indemnify the Company's directors and officers to the fullest extent permitted by the BCL, including payment in advance of a final deposition of a director's or officer's expenses and attorneys' fees incurred in defending any action, suit or proceeding. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR.

             The Transfer Agent and Registrar for the Common Stock is Bank of New York, New York, New York.

                                  LEGAL MATTERS

             The validity of the securities offered hereby will be passed upon for the Company by Kane Kessler, P.C., New York, New York.

                                     EXPERTS


             The consolidated financial statements of Ground Round Restaurants, Inc. appearing in the Company's Annual Report on Form 10-K, as amended, for the year ended September 29, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any of the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.

                                TABLE OF CONTENTS


                                                                       PAGE
                                                                       ----

Available Information .............................................      3
Incorporation of Documents
 by Reference .....................................................      4
Prospectus Summary.................................................      5
Risk Factors.......................................................      8
Use of Proceeds....................................................     13
Selected Financial Data............................................     14
Business of the Company............................................     15
Selling Shareholders...............................................     24
Certain Relationships and
 Related Transactions..............................................     28
Plan of Distribution...............................................     30
Description of Capital Stock.......................................     31
Legal Matters......................................................     34
Experts............................................................     34


                                  GROUND ROUND
                               RESTAURANTS, INC.




                                4,736,900 SHARES
                                  COMMON STOCK



                                   PROSPECTUS

                              DATED April __, 1997

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution

           The following table sets forth the fees and expenses in connection with the sale and distribution of the securities being registered hereunder which will be paid solely by the Company. All the amounts shown are estimates, except the SEC registration fee. Each Selling Shareholder will pay any transfer and sales taxes on the Shares sold by them in this filing:


                                                                   Amount
                                                                   ------
           SEC registration fee...............................   $   3,341.84
           NASDAQ listing fee.................................       9,600.00
           Legal and Accounting fees and expenses.............      35,000.00
           Printing and other miscellaneous expenses..........      15,000.00
                                                                  -----------
             Total ...........................................   $  62,941.84
                                                                  ===========




Item 15.  Indemnification of Directors and Officers.

         Section 722 of the New York Business Corporation Law provides the following:

                  (a) A corporation may indemnify any person, made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation, or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

                  (b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

                  (c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if action was not brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

                  (d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed, by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

Article "Ninth" of the Company's Restated Certificate of Incorporation provides as follows:

                  "To the fullest extent permitted by the New York Business Corporation Law as it exists on the date hereof, or as it may hereafter be amended, no director of the corporation shall be liable to the corporation or its shareholders for damages for any breach of duty as a director. Any repeal or modification of the foregoing sentence by the shareholders of the corporation shall not adversely affect any right of protection of a director of the corporation existing at the time of such repeal or modification. This corporation shall indemnify each present and future director and officer of the corporation against any costs and expenses which may be imposed on, or reasonably incurred by him in connection with any claim, action, suit or proceeding hereafter made or instituted in which he may be involved by reason of his being or having been a director or officer of the corporation, or of any other corporation in which he served or serves as a director or officer at the request of the corporation, whether or not he continues to be a director or officer at the time of imposition of such costs, or incurring of such expenses; such costs and expenses to include the cost to such director or officer of reasonable court approved settlements, other than amounts paid to the corporation itself, or to such other corporation served at the request of the corporation. The foregoing right of indemnification shall not be exclusive of other rights to which any director or officer may be entitled as a matter of law, and shall inure to the benefit of the heirs, executors and administrators of any such director or officer."

                  The Company's Amended and Restated By-laws provide for indemnification of the Company's directors and officers to the fullest extent permitted by New York law.

                  The Company maintains an indemnification insurance policy covering all directors and officers of the Company and its subsidiaries.

Item 16.  Exhibits

4.1 Form of Convertible Note payable to the Lenders dated September, 1996 (incorporated by reference to the Company's Current Report and Form 8-K, Date of Event October 11, 1996).*

5.1 Opinion of Kane Kessler, P.C. as to the legality of the shares of Common Stock.*

23.1     Consent of Ernst & Young LLP

23.2     Consent of Kane Kessler, P.C.

24.1     Power of Attorney (included on signature page)


-----------------
*Previously Filed


Item 17.  Undertakings.

         A.       The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs A(1)(i) and A(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               (B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (C) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

               (D) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


               Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Braintree, State of Massachusetts, on the 11th day of April, 1997.




                                                GROUND ROUND RESTAURANTS, INC.



                                                BY: /s/ DANIEL R. SCOGGIN
                                                   ---------------------------
                                                   Name: Daniel R. Scoggin
                                                   Title: Chairman of the Board,
                                                          President and Chief
                                                          Executive Officer


               We, the undersigned officers and directors of Ground Round Restaurants, Inc., and each of us, do hereby constitute and appoint Daniel R. Scoggin and Stephen J. Kiel, or any of them, our true and lawful attorneys and agents, each with full power of substitution, to do any and all acts and things in our name and behalf in our capacities as directors or officers and to execute any and all instruments for us and in our names in the capacities listed below, which attorneys and agents, or any of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with the Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that said attorneys and agents, or their substitute or substitutes, or any of them, shall do or cause to be done by virtue thereof.

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Signature                      Title                                                Date
---------                      -----                                                ----


/s/ Daniel R. Scoggin          Chairman of the Board, President, and                April 11, 1997
________________________
Daniel R. Scoggin              Chief Executive Officer



/s/ Stephen J. Kiel            Senior Vice President, Chief Financial               April 11, 1997
________________________
Stephen J. Kiel                Officer and Treasurer
                               (Principal Financial and Accounting
                               Officer)

/s/ by Stephen J. Kiel,
    Attorney-In-Fact           Director                                             April 11, 1997
________________________
Christian R. Guntner


/s/ by Stephen J. Kiel,
    Attorney-In-Fact           Director                                             April 11, 1997
________________________
John A. Mistretta


/s/ by Stephen J. Kiel,
    Attorney-In-Fact           Director                                             April 11, 1997
________________________
James R. Olson


/s/ by Stephen J. Kiel,
    Attorney-In-Fact           Director                                             April 11, 1997
________________________
Joseph Schollenberger


/s/ by Stephen J. Kiel,
    Attorney-In-Fact           Director                                             April 11, 1997
________________________
Fred H. Beaumont, Jr.


/s/ by Stephen J. Kiel,
    Attorney-In-Fact           Director                                             April 11, 1997
________________________
Allan D. Weingarten

                                  EXHIBIT INDEX


                                                                       SEQUENTIAL
EXHIBIT                                                                   Page
4.1      Form of Convertible Note payable to the Lenders dated
         September, 1996 (incorporated by reference to the Company's
         Current Report and Form 8-K, Date of Event October 11, 1996).   Previously Filed

5.1      Opinion of Kane Kessler, P.C. as to the legality of the
         shares of Common Stock.                                         Previously Filed

23.1     Consent of Ernst & Young LLP                                    Filed herewith

23.2     Consent of Kane Kessler, P.C. (contained in Exhibit 5.1)        Filed herewith

24.1     Power of Attorney (included on signature page)